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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Combinatorx, Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

20010A103

(CUSIP Number)

Elizabeth Delaney
BVF Partners L.P.
900 North Michigan Avenue
Suite 1100
Chicago, Illinois 60611

(312) 506-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Biotechnology Value Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,391,971
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,391,971
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,391,971
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 6.82%
14.	Type of Reporting Person (See Instructions): PN

1.	Names of Reporting Persons. Biotechnology Value Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,665,900
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,665,900
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,665,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 4.75%
14.	Type of Reporting Person (See Instructions): PN

1.	Names of Reporting Persons. BVF Investments, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,951,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,951,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,951,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 16.96%
14.	Type of Reporting Person (See Instructions): OO

1.	Names of Reporting Persons. Investment 10, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 640,400
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 640,400
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 640,400
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 1.82%
14.	Type of Reporting Person (See Instructions): OO

1.	Names of Reporting Persons. BVF Partners L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,649,271
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,649,271
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,649,271
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 30.35%
14.	Type of Reporting Person (See Instructions): PN, HC

1.	Names of Reporting Persons. BVF Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,649,271
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,649,271
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,649,271
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 30.35%
14.	Type of Reporting Person (See Instructions): CO, HC

ITEM 1. Security and Issuer

This Schedule 13D/A relates to the common stock, par value $0.001 per share (the “Common Stock”) of Combinatorx, Incorporated, a Delaware corporation (“CRXX”). The principal executive office of CRXX is located at 245 First Street, Sixteenth Floor, Cambridge, MA 02142.

ITEM 3. Source and Amount of Funds or Other Consideration
Partners, in its capacity as (i) general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 2,391,971 shares of the Common Stock for an aggregate consideration of $4,908,473, (ii) general partner of BVF2, has purchased on behalf of such limited partnership an aggregate number of 1,665,900 shares of Common Stock for an aggregate consideration of $3,457,894, (iii) manager of BVLLC, has purchased on behalf of such limited liability company an aggregate number of 5,951,000 shares of Common Stock for an aggregate consideration of $12,066,108, and (iv) investment adviser to ILL10, purchased on behalf of such limited liability company an aggregate of 640,400 shares of Common Stock for an aggregate consideration of $1,388,264. Each of BVF, BVF2, BVLLC and ILL10 purchased the shares held by it using its own working capital. No borrowed funds were used to purchase the Common Stock other than any borrowed funds used for working capital purposes in the ordinary course of business.

ITEM 5. Interest in Securities of the Issuer

The Reporting Persons’ percentage ownership of Common Stock is based on 35,093,587 shares being outstanding.

(a)     As of December 5, 2008, BVF beneficially owns 2,391,971 shares of Common Stock, BVF2 beneficially owns 1,665,900 shares of Common Stock, BVLLC beneficially owns 5,951,000 shares of Common Stock, ILL10 beneficially owns 640,400 shares of Common Stock and each of Partners and BVF Inc. may be deemed to beneficially own 10,649,271 shares of Common Stock, representing percentage ownership of approximately 6.82%, 4.75%, 16.96%, 1.82% and 30.35%, respectively.

(b)     Each of BVF, BVF2, BVLLC and ILL10 shares with Partners voting and dispositive power over the Common Stock each such entity beneficially owns. Partners and BVF Inc. share voting and dispositive power over the 10,649,271 shares of Common Stock they may be deemed beneficially to own with BVF, BVF2 and BVLLC, and ILL10.

(c)     Purchases of Common Stock within the last 60 days have been made by the following Reporting Persons:

			BVF	ILL10	BVF2	BVLLC
Date of Transaction	Type of Securities	Price Per Share					EXCHANGE
10/06/08	Common Stock	0.7599	227,000	58,000	158,000	574,000	NASDAQ
10/07/08	Common Stock	0.6557	188,000	47,000	130,000	472,000	NASDAQ
10/08/08	Common Stock	0.6191	24,100	6,000	17,000	62,000	NASDAQ
10/10/08	Common Stock	0.5985	13,300	3,000	10,000	35,000	NASDAQ
10/13/08	Common Stock	0.6490	6,500	1,000	4,000	15,000	NASDAQ
10/15/08	Common Stock	0.6500	169,000	43,000	117,000	426,000	NASDAQ
10/16/08	Common Stock	0.6500	482,000	122,000	334,000	1,215,000	NASDAQ
11/05/08	Common Stock	0.5997	42,400	11,000	30,000	108,000	NASDAQ
11/06/08	Common Stock	0.5879	2,200	1,000	2,000	7,000	NASDAQ
11/07/08	Common Stock	0.5767	26,700	7,000	18,000	65,000	NASDAQ
11/10/08	Common Stock	0.5800	4,000	1,000	2,000	8,000	NASDAQ
11/11/08	Common Stock	0.5983	33,100	8,000	23,000	83,000	NASDAQ
11/12/08	Common Stock	0.5998	600	-	1,000	2,000	NASDAQ
11/13/08	Common Stock	0.6000	1,000	1,000	2,000	6,000	NASDAQ
11/14/08	Common Stock	0.5963	1,200	1,000	2,000	6,000	NASDAQ
11/21/08	Common Stock	0.4500	3,000	1,000	2,000	7,000	NASDAQ
11/24/08	Common Stock	0.4500	20,100	5,000	14,000	49,000	NASDAQ
11/25/08	Common Stock	0.4678	3,300	1,000	2,000	7,000	NASDAQ
11/25/08	Common Stock	0.4600	-	2,400	-	-	NASDAQ
11/26/08	Common Stock	0.4940	1,600	-	1,000	4,000	NASDAQ
12/01/08	Common Stock	0.5500	6,800	2,000	4,000	16,000	NASDAQ
12/02/08	Common Stock	0.5465	1,800	1,000	2,000	6,000	NASDAQ
12/03/08	Common Stock	0.5385	3,400	1,000	2,000	8,000	NASDAQ
12/04/08	Common Stock	0.5500	2,300	1,000	2,000	6,000	NASDAQ
12/05/08	Common Stock	0.5700	354,872	91,000	245,000	878,000	NASDAQ
12/05/08	Common Stock	0.5698	1,700	-	1,000	3,000	NASDAQ
12/05/08	Common Stock	0.5700	11,000	3,000	8,000	28,000	NASDAQ

_______________________________________________________________________________________________________________

ITEM 7. Material to be filed as Exhibits

A Joint Filing Agreement on behalf of the Reporting Persons is filed herewith as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 10, 2008

BIOTECHNOLOGY VALUE FUND, L.P.*

By: BVF Partners L.P., its general partner

By:	BVF Inc., it’s general partner

By: /s/ Mark N. Lampert
Mark N. Lampert President

BIOTECHNOLOGY VALUE FUND II, L.P.*

By: BVF Partners L.P., its general partner

By:	BVF Inc., it’s general partner

By: /s/ Mark N. Lampert Mark N. Lampert President

BVF INVESTMENTS, L.L.C.*

By: BVF Partners L.P., its manager

By:	BVF Inc., it’s general partner

By: /s/ Mark N. Lampert
Mark N. Lampert President

INVESTMENT 10, L.L.C.*

By: BVF Partners L.P., its investment manager

By:	BVF Inc., it’s general partner

By: /s/ Mark N. Lampert
Mark N. Lampert President

BVF PARTNERS, L.P.*

By:	BVF Inc., it’s general partner

By: /s/ Mark N. Lampert
Mark N. Lampert President

BVF INC.*

By: /s/ Mark N. Lampert
Mark N. Lampert President

*The Reporting Person disclaims beneficial ownership except to the extent of its pecuniary interest therein.

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D/A dated December 10, 2008, relating to the Common Stock of CRXX shall be filed on behalf of the undersigned.

BIOTECHNOLOGY VALUE FUND, L.P.*

By: BVF Partners L.P., its general partner

By:	BVF Inc., it’s general partner

By: /s/ Mark N. Lampert
Mark N. Lampert President

BIOTECHNOLOGY VALUE FUND II, L.P.*

By: BVF Partners L.P., its general partner

By:	BVF Inc., it’s general partner

By: /s/ Mark N. Lampert
Mark N. Lampert President

BVF INVESTMENTS, L.L.C.*

By: BVF Partners L.P., its manager

By: BVF Inc., it’s general partner

By: /s/ Mark N. Lampert
Mark N. Lampert President

INVESTMENT 10, L.L.C.*

By: BVF Partners L.P., its investment manager

By: BVF Inc., it’s general partner

By: /s/ Mark N. Lampert
Mark N. Lampert President

BVF PARTNERS, L.P.*
By:	BVF Inc., it’s general partner

By: /s/ Mark N. Lampert
Mark N. Lampert President

BVF INC.*

By: /s/ Mark N. Lampert
Mark N. Lampert President